UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Allego N.V.

(Name of Subject Company)

Allego N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gilroy, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “Allego”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Madeleine Charging B.V. (“Purchaser”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented form time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 3, 2024, pursuant to which Purchaser has offered to purchase all of the issued and outstanding ordinary shares of the Company, par value EUR 0.12 per share (each, a “Share” and, collectively, the “Shares”), other than those Shares already held, directly or indirectly, by Purchaser, Parent or their respective affiliates (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”) at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated as of July 3, 2024 (the “Offer to Purchase”), and in the related letter of transmittal for Shares (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The following bold and underlined language is added to Item 2 under the heading “Tender Offer and the Transaction” on page 7 of the Schedule 14D-9:

The Transaction Framework Agreement provides that each of the Post-Closing Rights is an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Unaffiliated Private Shareholder, and that, among other provisions, the Post-Closing Board Composition Rights and the Post-Closing Rights are an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Disinterested Director of the Company; provided that after resignation or dismissal, the resigned or dismissed Disinterested Director must assign the benefit of such undertaking to the new Disinterested Director(s) then serving on the Board, unless such dismissal is successfully challenged by such Disinterested Director(s). Pursuant to the terms of the Transaction Framework Agreement, each of the Unaffiliated Private Shareholders has the right to enforce the Post-Closing Rights. We note that any action brought by an Unaffiliated Private Shareholder seeking to enforce these arrangements would be governed by the laws of the Netherlands.

With respect to the Priority Tag Rights described above, if Purchaser or its affiliates wishes to sell any of their Shares (such shareholder or shareholders, the “transferring shareholder”), they must first notify the Unaffiliated Private Shareholders by providing a written tag notice which details (i) the number of Shares being sold, and any other material terms or conditions of the third party sale, (ii) the sale price per Share, (iii) the identity of the prospective buyer, (iv) the option each Unaffiliated Private Shareholder has to direct the transferring shareholder to require that the prospective buyer also buy all the Shares of the Unaffiliated Private Shareholder at the same sale price and on terms no less favorable than the terms and conditions given to the transferring shareholder (the “Tag Shares”); (v) the period, which must be at least twenty business days after receipt of the tag notice, during which such recipients of a tag notice may exercise their tag options and (vi) the reasonable best estimate of the date for completion of the sale of any Tag Shares. Thereafter, Unaffiliated Private Shareholders will have a specified period of at least twenty business days to exercise their tag options by notifying the transferring shareholder in writing. Upon exercise of the tag option, the transferring shareholder must reduce the number of Shares they are selling if the third-party buyer intends to purchase fewer Shares than the total offered by both the transferring shareholder and all the tagging shareholders. All tagging shareholders are obligated to transfer their Shares free from any encumbrances and with all attached rights, except for any dividends declared but unpaid before the transfer registration date. The process concerning the Priority Tag Rights is further outlined in the Transaction Framework Agreement.

With respect to the auction sales process described above, Purchaser’s commitment to assist the Company in the organization of the auction sales process is multifaceted and Purchaser has confirmed the following undertakings:

•	Purchaser will be readily accessible to engage, if desired, in discussions with Unaffiliated Private Shareholders and potential investors regarding the auction sales process.

•	Purchaser will facilitate the Company’s direct connection with potential investors within its network, allowing the Company to expand its reach to a wider investor base.

•	Purchaser, along with its representatives on the Board, will abstain from making public statements or engaging in any actions that could negatively impact the sales process.”

With respect to the liquidity event described above, prior to December 31, 2027, Purchaser has committed to initiate, and, if the liquidity event takes the form of an initial public offering of Shares, the Company will organize with Purchaser’s assistance, a liquidity event, in each case on a best-efforts basis. As provided in the Transaction Framework Agreement, a “liquidity event” within this context refers to a minority or majority auction sale process of Shares organized by Purchaser or its affiliates on a best-efforts basis, or an initial public offering of Shares organized by the Company with Purchaser’s assistance on a best-efforts basis. If any Shares can be sold by Purchaser or its affiliates in such liquidity event, the Unaffiliated Private Shareholders will have the right to sell all their Shares (for the same consideration and otherwise under terms and conditions no less favourable than those applicable to Purchaser or its affiliates in such liquidity event), with priority over Purchaser and its affiliates.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

The following bold and underlined language is added to, and the struck through language is removed from, Item 3 under the heading “Arrangements between the Company and Purchaser, Parent and/or their Affiliates” on pages 11 and 13 of the Schedule 14D-9:

In connection with the closing of the de-SPAC Closing, the Company, Purchaser, E8, and Spartan Acquisition Sponsor III LLC~~, and certain other holders of Shares~~ (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Company agreed that, within 15 business days following the consummation of the de-SPAC Closing, it would file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders. The Registration Rights Agreement also provides that in certain circumstances, Reg Rights Holders that hold Shares having an aggregate value of at least $50 million can demand up to three underwritten offerings. Purchaser also has certain demand registration rights. Each of the Reg Rights Holders are also entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.

•

Registration Rights Agreement. Allego, Purchaser, E8 and Spartan Acquisition Sponsor III LLC ~~certain other holders of Shares~~ (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the

Registration Rights Agreement, among other things, Allego agreed that it will file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders (the “Registerable Securities”). In certain circumstances, Reg Rights Holders that hold Registerable Securities having an aggregate value of at least $50 million can demand up to three underwritten offerings. Each of the Reg Rights Holders are entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

The following bold and underlined language is added to Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” on page 32 of the Schedule 14D-9:

The foregoing discussion of the information and factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors). After considering these factors and its duties to all Company shareholders and other stakeholders, the Independent Transaction Committee and the Board (other than the Recused Directors) (1) believe that the Transactions are fair to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act and (2) collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer in light of the various considerations and factors described above and other factors that the Independent Transaction Committee and the Board (other than the Recused Directors) believed were appropriate, including the ability of non-tendering shareholders to remain invested in the Company and the Post-Closing Rights. In view of the complexity and the wide variety of factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) in connection with their evaluation of the Offer, the Independent Transaction Committee and the Board (other than the Recused Directors) did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors they considered in reaching their decision, and they did not undertake to make any specific determination as to whether any reasons or factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Independent Transaction Committee and the Board (other than the Recused Directors) arrived at their respective determinations based on the totality of information they received from the Purchaser and Parent. In considering the factors discussed above, individual directors may have given different weight to different considerations or factors.

2.

The following bold and underlined language is added to, and the struck through language is removed from, Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor” on page 36 of the Schedule 14D-9:

The list of selected companies and related, mean, median and multiples for such selected companies and for the Company (based upon both research consensus and management estimates) are as follows:

Selected Companies	Sales 24E	Sales 25E	Sales 26E	EBDITA 26E
EVgo, Inc.	2.3x	1.6x	1.2x	8.3x
Fastned B.V.	4.8x	3.1x	2.0x	6.6x
Blink Charging Co.	1.4x	1.1x	0.8x	6.7x
ChargePoint Holdings Inc.	1.6x	1.3x	1.0x	nm
Overall Mean	2.5x	1.8x	1.2x	7.2x
Overall Median	1.9x	1.4x	~~0.9x~~1.1x	6.7x

Based on the foregoing and using its professional judgment, UBS selected reference range multiples of (1) 1.4x to 4.8x Sales 24E, (2) 1.1x to 3.1x Sales 25E, (3) 0.8x to 2.0x Sales 26E and (4) 6.6x to 8.3x

EBITDA 26E. UBS then applied such multiple ranges to corresponding 2024E, 2025E and 2026E Sales and 2026E EBITDA of the Company of EUR 168 million, EUR 234 million, EUR 234 million and EUR 71 million, respectively, as set forth in the financial forecasts and estimates, as provided by management of the Company. UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt, pension liabilities, minority interests and diluted share information described above. This analysis indicated the following implied per share reference ranges for the Shares, as compared to the Offer Consideration.

Reference Range Multiples:

Sales 24E	Sales 25E	Sales 26E	EBITDA 26E
1.4x to 4.8x	1.1x to 3.1x	0.8x to 2.0x	~~6.9x~~6.6x to 8.3x

Implied Per Share Reference Ranges Based On:

Sales 24E	Sales 25E	Sales 26E	EBITDA 26E	Offer Consideration
US$0-1.58	US$0-1.29	US$0-0.27	US$0.30-0.75	US$1.70

3.

The following bold and underlined language is added to, and the struck through language is removed from, Item 4 under the heading “Other Presentations by Financial Advisors” on page 37 of the Schedule 14D-9:

None of the written and oral preliminary presentations to the Independent Transaction Committee, alone or together, constitute, or form the basis for, an opinion of Citi. A summary of ~~these~~ the material contents of those preliminary ~~presentation materials~~ presentations is provided below. ~~The following summary, however, does not purport to be a complete description of the preliminary presentation materials provided by Citi.~~

The April 4, 2024 materials and oral presentation provided ~~presented~~ by Citi to the Independent Transaction Committee (a) reviewed the process that had been undertaken in connection with Citi’s mandate regarding a financing transaction beginning in August 2023, (b) identified alternative options for consideration regarding financing transactions for Allego if it were to remain public or delist ~~and~~, (c) included a list of potential parties that might be interested in participating in a financing transaction for Allego and (~~c~~d) suggested certain clarifying key questions to pose to Purchaser in connection with the Initial Proposal.

The April 17, 2024 materials and oral presentation provided ~~presented~~ by Citi to the Independent Transaction Committee included, among other information (a) a summary of the call had between Citi and Morgan Stanley & Co. LLC on April 15, 2024, including questions regarding Purchaser’s plan to fund consummation of the tender offer and to fund the ongoing operations of the Company once it is delisted, (b) an overview of the Party B Proposal, ~~and~~ the analysis of implied ownership reflected in the Party B Proposal, and other considerations regarding the Party B Proposal, (c) a list of suggested clarifying questions for Party B, including with respect to whether the tender offer would have a minimum acceptance condition, whether Party B planned to squeeze out any non-tendering shareholders, Party B’s due diligence needs and its thoughts on post-closing governance and exit rights matters, ~~and~~ (d) the latest feedback received from Party A~~,~~ and Party C and (e) the due diligence process to date for Parties A, B and C, including details regarding each party’s areas of focus, relative level of due diligence activity and diligence sessions held.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The following bold and underlined language is added to Item 8 under the heading “Appraisal Rights and Buy-Out Procedures” on page 45 of the Schedule 14D-9:

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. None of the exceptions under Dutch law apply to the Transactions, and as such, the Company’s shareholders are not entitled to appraisal rights with respect to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 22, 2024

Allego N.V.

By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Executive Director / Chief Executive Officer